Exhibit 4.4

Summary of Material Terms of Credit Line Agreement with Israel Discount Bank Ltd and related Deed of Pledge

1. Credit Line Agreement

On May 15, 2008, Elron signed an agreement (the “Credit Agreement”) with Israel Discount Bank Ltd. (the “Bank”) to provide Elron Electronic Industries Ltd. (“Elron”) with a $30 million credit line to be utilized within a period of 364 days from the date of the Agreement. During this period, Elron could draw down loans from the credit line for a three-year period bearing interest at a rate of three months LIBOR +1.3%. Elron agreed to pay the Bank during the term of the Agreement a fee equal to 0.24% per annum on all amounts not utilized under the credit line.

The full amount of the loans were drawn down in four installments, as follows: $24 million on June 16, 2008, $2 million on August 12, 2008, $500,000 on September 9, 2008 and $3.5 million on September 23, 2008. Each installment amount is required to be repaid within 36 months of the date of the applicable drawdown. The interest on each installment is payable in quaterly payments.

Elron may repay the loans early without penalty on any interest payment date.

The Credit Agreement contains events of default, upon the occurrence of which the Bank may demand immediate repayment of the outstanding balance of the loans. The events of default include a failure to repay one or more of the loan installments when due, upon liquidation or insolvency of Elron, the breach by Elron of its representations, warranties and covenants contained in the Agreement (upon the passage of applicable grace periods) and other customary events of default.

In the event of a breach of the Credit Agreement by Elron, in no way derogating from any other remedies available to the Bank, the interest will be increased by 2% per annum. In addition, the Bank shall be entitled to receive late payment interest in the event of a delay in payment of any amount owing to the Bank, in no way derogating from the Bank’s other rights or remedies.

As part of the Credit Agreement, Elron signed a written undertaking (“Undertaking”) committing to certain covenants including:

(i)	maintaining a ratio equal to the sum of (1) cash and cash equivalents, (2) the market value of holdings in public companies and (3) short term investments, to the total debt, as defined in the Credit Agreement (and which does not include loans from Elron’s largest shareholders, Discount Investment Corporation Ltd. (“DIC”)), which shall be not less than three; It should be noted that as of November 8, 2009, as a result of securing the loan with a pledge of shares held by Elron in Given Imaging Ltd. (see below under “Deed of Pledge”), Elron is no longer required to comply with this covenant.)

(ii)	obligating Elron to provide the Bank with any covenant, undertaking and/or lien of any kind, that may be provided to any other financial institution, all in equal parts, pari passu with such financial institution so that the Bank’s rights will not harmed;

(iii)	obligating not to make, or agree to make, loans available to the Company’s shareholders and not to repay future loans to shareholders without the prior consent of the Bank, and moreover, any funds or loans granted or which may be granted to our shareholders shall be subordinated to any debt to or credit from the Bank; and

(iv)	obligating not to issue dividends to the Company’s shareholders without the prior written consent of the Bank.

Elron further covenanted in the Undertaking as follows:

(i)	the assets of Elron will always be owned free and clear except with the prior written consent of the Bank;

(ii)	no pledge on all or part of the assets of Elron will be created without the Bank’s written consent;

(iii)	no transaction or activity shall be conducted in connection with any assets of Elron and no rights to Elron’s assets shall be granted to any party and no assets of Elron shall be transferred or disposed of in any manner, without the prior consent of the Bank except for the sale of shares of Elron held companies in the ordinary course of business; and

(iv)	In the event that Elron pledges or grants any other security of whatsoever nature or undertakes any financial condition not undertaken to the Bank, to any other financial institution, Elron will submit or obligate to the Bank, the same security or security having the same value or the same financial condition, to the satisfaction of the Bank in order to ensure the full repayment of Elron’s liabilities to the Bank.

Elron further undertook to deliver quarterly and annual financial statements within five (5) business days of their publication as well as certain other reports and additional information in a format requested by the Bank.

In no way derogating from the events of default set forth in the Credit Agreement, the Undertaking also sets forth events of default entitling the Bank to demand immediate repayment, such as material breach by Elron of its representations, warranties and covenants contained in the Agreement or in the Undertaking.

The Undertaking is governed by Israeli law and the Tel Aviv Jaffa court has exclusive jurisdiction over all disputes arising in connection with the Undertaking.

All expenses, charges, taxes etc in connection with establishing the credit line will be on the account of Elron.

On February 4, 2009 further to the announcement by DIC that it was then examining different possibilities of going private transactions involving Elron, the Undertaking was amended to the effect that any transaction, decision, action relating to the aforegoing shall not qualify as an event triggering immediate reapyment of the loans provided that the IDB group of companies (IDB Development and its subsidiaries), directly and/or indirectly remains the “Controlling Person” as such term is defined in the Undertaking, after any such transaction.

On November 8, 2009, the Undertaking was further amended as follows:

a.	To guarantee the full and exact payment of all sums due and to be due the Bank from Elron in connection with the credit extended, Elron agreed to register a first ranking pledge to the Bank’s benefit on 3,359,676 Given Imaging Ltd. shares held by Elron (“Pledged Shares”) (See Deed of Pledge below).

b.	Elron undertakes to maintain a ratio between the balance of the credit to the market value of the Pledged Shares of not more than 0.6 (“minimum ratio”).

c.	Notwithstanding the above, at such time as the minimum ratio exceeds 0.7 in relation to the credit balance (“security irregularity”), then Elron undertakes within 3 business days to pledge to the Bank’s benefit such additional security as is satisfactory to the Bank to correct the minimum ration or such other security as is acceptable to the Bank or immediate repayment of the loan, such that the security irregularity is removed.

d.	If the security irregularity is not removed within such 3 business day period, the Bank shall have a claim to demand from Elron immediate repayment of the credit balance and Elron undertakes to act accordingly to repay such sum within 14 days from notice thereof.

e.	In the event that the ratio between the credit balance and the market value of the Pledged Shares is less than 0.4 for a period of 30 consecutive business days, then the Bank shall agree to release such number of shares from the pledge such that the ratio shall be maintained at the minimum ratio.

f.	Notwithstanding the above, Elron may provide, as an alternative security (in whole or in part) to the Pledged Shares, such other liquid assets, which are satisfactory to the Bank, and which are identical in value to the Pledged Shares and /or the value of the deviation from the securities amount, or in any other value as will be agreed with the Bank.

g.	For the avoidance of doubt, Elron may sell or otherwise transact in the Pledged Shares at any time, provided it receives the Bank’s prior written consent and provided further that the consideration received from any such sale will be utilized toward the repayment of the credit in proportion to the Pledged Shares sold or provided that Elron will provide an alternative liquid security equal in value to the Pledged Shares sold hereunder, or in any other value as will be agreed with the Bank.

h.	Elron represented and covenanted throughout the period of the credit, to undertake and uphold the following conditions:

(i) other than the Pledged Shares, Elron’s assets shall remain unencumbered unless it obtains the prior written consent of the Bank;

(ii) unless it receives the prior written consent of the Bank, Elron will not create any lien or pledge on its assets, in whole or in part;

    (iii)        unless it receives the prior written consent of the Bank, Elron will not take any action regarding its assets and will not grant others rights in its assets, including to assign, sell, lease, rent or transfer any of its assets, other than the sale of shares of companies in its group in its ordinary course of business;

    (iv)        In the event that Elron places a lien or a charge or otherwise provides any financial covenants to any financial institution which it hasn’t provided to the Bank under this letter of obligation, Elron will provide the same to the Bank, to the Bank’s satisfaction, to guarantee the payment of all debt to the Bank.

i.	The failure of IDB Development Corporation Ltd to remain a “Controlling Person”, as such term is defined in the Undertaking would constitute an event of default.

Sections omitted:

General miscellaneous provisions
LIBOR rate definition and general interest calculation provisions
Standard bank account conditions

2. Deed of Pledge:

The Deed of Pledge dated November 8, 2009 pertains to the Pledged Shares in favor of the Bank to secure the obligations of Elron under the Credit Agreement.

The Deed of Pledge sets forth the events of default upon which the pledge of the Pledged Shares may be enforced against Elron. The events of default include a failure to repay one or more of the loan installments when due, upon liquidation or insolvency of Elron, IDB Development Corporation Ltd no longer being a “Controlling Person”, as such term is defined in the Undertaking, the breach by Elron of its representations, warranties and covenants contained in the Agreement (upon the passage of applicable grace periods), the passing of any resolution by the shareholders of Given Imaging which the Bank is of the opinion can adversely affect the ratio of the value of the Pledged Shares to the obligations of Elron under the Pledge Agreement, if the shares of Given Imaging cease to trade for seven consecutive days or are delisted from the stock exchange and other customary events of default

The Deed of Pledge sets forth customary representations and warranties of Elron in connection with the Pledged Shares.

In addition to the Pledge Shares, the Bank also has a lien over all moneys, assets, securities etc. due to Elron from the Bank or third parties, in connection with the Pledged Shares as security for all moneys owed by Elron to the Bank.

The Bank also has a right of set off of all moneys owed to Elron by the Bank.

Sections omitted:

Standard pledge terms
General miscellaneous provisions